Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

October 24, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re.: Grupo Financiero Galicia S.A. - Notice of payment corresponding to the Class V, Series II Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the eleventh payment corresponding to the Class V, Series II Notes issued under the Global Program for the issuance of short-, mid- and/or long term notes for a maximum outstanding face value of up to US$100,000,000, or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Payment Initial Date: October 31, 2016.

Item: Payment of interest corresponding to the period that started on July 31, 2016 and that will end on October 31, 2016.

Applicable Interest Rate: The Class V, Series II Notes accrue interest at a variable rate equal to BADLAR (23.8447266%) + 5.25%.

Percentage of Interest and Amount Payable for the Period: The applicable interest rate for the period described above is 7.3335% and the amount of interest payable is Ps. 5,734,769.88.

ISIN N°: ARGFGA050148

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Pricing Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney in fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.